                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-47469


++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus supplement is not complete and may be + +changed. This prospectus supplement and the accompanying prospectus are not + +an offer to sell these securities and we are not soliciting any offers to buy +
+these securities in any jurisdiction where the offer or sale is not           +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


PROSPECTUS SUPPLEMENT Issued January 20, 1999 (Subject to Completion) (To Prospectus dated April 16, 1998)


                                2,000,000 Shares
                              BRE Properties, Inc.
                % SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
                     (Liquidation Preference $25 Per Share)

                                  -----------

Distributions on the Series A Preferred Stock will be cumulative from the date of original issuance and will be payable quarterly at the rate of % of the liquidation preference per annum, starting March 31, 1999. The Series A Preferred Stock will not be redeemable before January , 2004 except under limited circumstances intended to preserve our status as a real estate investment trust for federal income tax purposes. Beginning January , 2004, we may redeem any Series A Preferred Stock at $25 per share plus accrued and unpaid dividends.

                                  -----------

 We expect to list the Series A Preferred Stock on the New York Stock Exchange and expect that trading will commence within 30 days after initial delivery of the Series A Preferred Stock.

                                  -----------

      Investing in the Series A Preferred Stock involves risks. See "Risk
          Factors" beginning on page 4 of the accompanying prospectus.

                                  -----------
                               PRICE $25 A SHARE
                                  -----------

                                                       Underwriting
                                            Price to   Discounts and Proceeds to
                                             Public     Commissions    Company
                                            --------   ------------- -----------
Per Share.................................   $25.00         $            $
Total..................................... $50,000,000     $            $

                                  -----------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriters expect to deliver the Series A Preferred Stock to purchasers on January , 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER
                  A.G. EDWARDS & SONS, INC.
                                          MERRILL LYNCH & CO.
                                                            SALOMON SMITH BARNEY

January  , 1999

  We have not authorized any person to make a statement that differs from what is in this prospectus supplement and the accompanying prospectus. If any person does make a statement that differs from what is in this prospectus supplement and the accompanying prospectus, you should not rely on it. This prospectus supplement and the accompanying prospectus are not, together or individually, an offer to sell, nor are they seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is complete and accurate as of their respective dates, but the information may change after those dates.

                               ----------------

                               TABLE OF CONTENTS

                             Prospectus Supplement
                                                                            Page
                                                                            ----
Prospectus Supplement Summary..............................................  S-3
Recent Developments........................................................  S-6
Capitalization.............................................................  S-8
Use of Proceeds............................................................  S-8
Selected Consolidated Financial Data.......................................  S-9
The Operating Company...................................................... S-11
Description of the Series A Preferred Stock................................ S-14
Federal Income Tax Considerations.......................................... S-20
Underwriters............................................................... S-23
Experts.................................................................... S-24
Legal Matters.............................................................. S-24
                                   Prospectus
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    3
The Company................................................................    4
Risk Factors...............................................................    4
Ratio of Earnings to Fixed Charges.........................................   16
Use of Proceeds............................................................   16
Description of Debt Securities.............................................   16
Description of Preferred Shares............................................   33
Description of Depositary Shares...........................................   39
Description of Common Stock Warrants.......................................   42
Description of Common Shares...............................................   43
Restrictions on Transfers of Capital Stock; Redemption.....................   45
Federal Income Tax Considerations..........................................   46
Plan of Distribution.......................................................   55
Legal Matters..............................................................   56

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following is only a summary. You should read it together with the more detailed information elsewhere in this prospectus supplement and the accompanying prospectus. In addition, important information, including capitalized terms used but not defined in this prospectus supplement or the accompanying prospectus, is incorporated by reference into the prospectus.

                                  The Company

  BRE Properties, Inc. is a self-administered, self-managed and fully integrated real estate investment trust focusing on the development, acquisition, ownership and management of multifamily properties in the western United States. As of September 30, 1998, our portfolio included 80 completed apartment communities aggregating 20,279 units, and two commercial and retail properties. Of these properties, 35 were located in California, 22 in Arizona, nine in Washington, four in Nevada, four in Utah, three in Oregon, two in New Mexico and one in Colorado. As of that date, our portfolio also included 11 apartment communities under development which, when completed, will include an aggregate of approximately 3,022 units in Arizona, California, Colorado, New Mexico, Nevada, Utah and Washington. As of September 30, 1998, our properties (excluding properties under development) contained, in the aggregate, approximately 17.8 million net rentable square feet of improvements owned by us. In addition, at September 30, 1998, we held limited partnership interests in two shopping centers located in Arizona. In November 1997, the Company completed the acquisition of certain properties and operations of Trammell Crow Residential located in the western United States. A substantial portion of the properties acquired from Trammell Crow Residential are held by our subsidiary BRE Property Investors LLC, a Delaware limited liability company of which we are the sole managing member.

                                  The Offering

Issuer..................  BRE Properties, Inc.


Securities Offered......  2,000,000 shares of  % Series A Cumulative Redeemable
                          Preferred Stock.


Dividends...............  Investors will be entitled to receive cumulative cash dividends on the Series A Preferred Stock at a rate of % per annum of the $25.00 per share liquidation preference (equivalent to $ per annum per share). Dividends on the Series A Preferred Stock will be payable quarterly on March 31, June 30, September 30 and December 31, commencing March 31, 1999. Dividends on the Series A Preferred Stock will be cumulative from the date of original issuance, which is expected to be January , 1999. Because the first dividend payment date is March 31, 1999, the dividend payable on each share of Series A Preferred Stock on that date will be $ per share, which is less than the amount of a full quarterly dividend.


Maturity................  The Series A Preferred Stock does not have any maturity date nor are we required to redeem the Series A Preferred Stock. Accordingly, the Series A Preferred Stock will remain outstanding unless we decide to redeem it. In addition, we are not required to set aside funds to redeem the Series A Preferred Stock.


Optional Redemption.....  We may not redeem the Series A Preferred Stock prior to January , 2004, except under limited circumstances intended to preserve our status as a real estate investment trust for federal income tax purposes. On and after January , 2004, we may, at our option, redeem the Series A Preferred Stock, in whole or from time to time in part, for cash in the amount of $25.00 per share, plus accrued and unpaid dividends to the date of redemption. We may pay the redemption price (other than the portion consisting of accrued and unpaid dividends) only out of the sale proceeds of our other capital stock, which may include other series of our preferred stock.

Liquidation Preference..  If we liquidate, dissolve or wind up the Company, holders of the Series A Preferred Stock will have the right to receive $25.00 per share, plus accrued and unpaid dividends to the date of payment, before any payment is made to the holders of our common stock.

Ranking.................  The Series A Preferred Stock will rank prior to our common stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up.

Voting Rights...........  Holders of Series A Preferred Stock will generally have no voting rights. However, if we do not pay dividends on the Series A Preferred Stock for six or more quarterly periods (whether or not consecutive), the holders of the Series A Preferred Stock, voting as a class with the holders of any other class or series of our capital stock which has similar voting rights, will be entitled to vote for the election of two additional directors to serve on our board of directors until we pay all dividends which we owe on the Series A Preferred Stock. In addition, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock is required for us to issue capital stock ranking senior to the Series A Preferred Stock, to amend our articles of incorporation in a manner that materially and adversely affects the rights of the Series A Preferred Stock, or to enter into a merger or consolidation unless the Series A Preferred Stock remains outstanding or is converted into preferred stock of the successor entity.

Listing.................  We expect to list the Series A Preferred Stock on the
                          New York Stock Exchange and expect that trading will commence within 30 days after initial delivery of the Series A Preferred Stock.

Restrictions on
Ownership and Transfer..  Our articles of incorporation and bylaws contain provisions which are intended to help preserve our status as a real estate investment trust for federal income tax purposes. For example, if our board of directors determines that the direct or indirect ownership of shares of our capital stock, including the Series A Preferred Stock, has or may become concentrated to an extent that would prevent us from qualifying as a real estate investment trust, we may redeem those shares at any time. Similarly, we may prevent any proposed transfer of our capital stock, including the Series A Preferred Stock, which would jeopardize our status as a real estate investment trust.

Conversion..............  The Series A Preferred Stock will not be convertible into or exchangeable for any other securities or property.

Use of Proceeds.........  We will use the net proceeds from the offering of the
                          Series A Preferred Stock to repay outstanding indebtedness under our credit facility.

                                  Risk Factors

  You should carefully review the information contained in the accompanying prospectus under the caption "Risk Factors."

                           Forward-Looking Statements

  In addition to historical information, we have made forward-looking statements in this prospectus supplement and in the accompanying prospectus and in the documents incorporated by reference in the accompanying prospectus. These forward-looking statements pertain to, among other things, our capital resources, portfolio performance and results of operations. Forward-looking statements involve numerous risks and uncertainties and you should not rely on such statements as predictions of future events since there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates," or "anticipates" or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and they may be incapable of being realized. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: defaults or non-renewal of leases, increased interest rates and operating costs, failure to obtain necessary outside financing, difficulties in identifying properties to acquire and in effecting acquisitions, failure to successfully integrate acquired properties and operations, risks and uncertainties affecting property development and construction (including construction delays, cost overruns, inability to obtain necessary permits and public opposition to such activities), failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, environmental uncertainties, risks related to natural disasters, financial market fluctuations, changes in real estate and zoning laws and increases in real property tax rates. Our success also depends upon economic trends generally, including interest rates, income tax laws, governmental regulation, legislation, population changes and those risk factors discussed in the accompanying prospectus under the heading "Risk Factors." You are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only. We assume no obligation to update forward-looking statements.

                              RECENT DEVELOPMENTS

Unsecured Line of Credit

  In October 1998, BRE Properties, Inc. (the "Company" or "BRE") entered into a new, unsecured line of credit (the "Credit Facility") with a syndicate of banks led by Bank of America National Trust and Savings Association ("Bank of America"). The Credit Facility provides for up to $400,000,000 in total borrowings and matures in August 2001. The Credit Facility replaced the Company's $265 million line of credit with Bank of America and the Company's $35 million line of credit with Sanwa Bank California. The Credit Facility bears interest at the lower of LIBOR plus .70% or a rate based on bids of the participating banks, and is guaranteed by BRE Property Investors LLC (the "Operating Company"), a subsidiary of the Company.

Certain 1998 Financial Information

  On January 19, 1999, the Company announced the following unaudited financial information for the quarter and year ended December 31, 1998.

                                Balance Sheets
                                (in thousands)

                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
                                                       (unaudited)
Assets
Investments in rental properties:
Multifamily...........................................  $1,610,461   $1,248,012
Commercial and retail.................................       1,200       11,929
Construction in progress..............................      65,958       84,202
Less: accumulated depreciation and amortization.......     (75,838)     (49,721)
                                                        ----------   ----------
                                                         1,601,781    1,294,422
Investments in limited partnerships...................         814        2,780
                                                        ----------   ----------
Real estate portfolio.................................   1,602,595    1,297,202
Mortgage loans, net...................................       2,336        4,871
Cash and short-term investments.......................       2,057        4,216
Funds held in escrow..................................         --        15,833
Other.................................................      23,928       19,776
                                                        ----------   ----------
Total assets..........................................  $1,630,916   $1,341,898
                                                        ==========   ==========
Liabilities and Shareholders' Equity
Liabilities:
Mortgage loans........................................  $  235,146   $  232,367
Unsecured senior notes................................     253,000      123,000
Unsecured lines of credit.............................     264,000      186,000
Accounts payable and accrued expenses.................      26,333       16,970
                                                        ----------   ----------
Total liabilities.....................................     778,479      558,337
                                                        ----------   ----------
Minority interest.....................................      87,432       76,066
                                                        ----------   ----------
Shareholders' equity:
Common Shares.........................................         443          417
Additional paid-in capital............................     764,562      707,078
                                                        ----------   ----------
Total shareholders' equity............................     765,005      707,495
                                                        ----------   ----------
Total liabilities and shareholders' equity............  $1,630,916   $1,341,898
                                                        ==========   ==========

                           Statements of Operations
                     (in thousands, except per share data)

                                         Quarter ended           Year ended
                                         December 31,           December 31,
                                    ----------------------- --------------------
                                       1998        1997        1998       1997
                                    ----------- ----------- ----------- --------
                                    (unaudited) (unaudited) (unaudited)
Revenue
Rental income:
  Multifamily.....................    $51,117     $36,761    $189,810   $122,936
  Commercial and retail...........         71         373         996      5,742
Other income......................      2,663       2,817      12,439      9,083
                                      -------     -------    --------   --------
Total revenue.....................     53,851      39,951     203,245    137,761
Expenses
Real estate expenses:
  Multifamily.....................     16,981      13,329      64,566     44,049
  Commercial and retail...........        --          129          58        522
Depreciation and amortization.....      7,586       5,303      27,763     17,938
Interest expense..................      9,632       6,261      35,598     21,606
General and administrative........      1,048       1,188       6,133      4,301
Provision for litigation loss.....        --          --        2,400        --
                                      -------     -------    --------   --------
Total expenses....................     35,247      26,210     136,518     88,416
Net income before gains (losses)
 on sales of real estate
 investments and minority
 interests........................     18,604      13,741      66,727     49,345
Gains (losses) on sales of real
 estate investments...............       (786)       (336)      1,859     27,824
                                      -------     -------    --------   --------
Income before minority interest...     17,818      13,405      64,868     77,169
Minority interest.................      1,173         972       4,224        972
                                      -------     -------    --------   --------
Net income........................    $16,645     $12,433    $ 60,644   $ 76,197
                                      =======     =======    ========   ========
Net income per Common Share:
Net income per Common Share before
 gains (losses) on sales of real
 estate investments less minority
 interest--basic..................    $  0.39     $  0.33    $   1.45   $   1.35
Gains (losses) per Common Share on
 sales of real estate investments.      (0.01)      (0.01)      (0.04)      0.78
                                      -------     -------    --------   --------
Net income per Common Share--
 basic............................    $  0.38     $  0.32    $   1.41   $   2.13
                                      =======     =======    ========   ========
Net income per Common Share before
 gains (losses) on sales of real
 estate investments and minority
 interest--assuming dilution (1)..    $  0.39     $  0.33    $   1.45   $   1.35
Gains (losses) per Common Share on
 sales of real estate investments.      (0.01)      (0.01)      (0.04)      0.76
                                      -------     -------    --------   --------
Net income per Common Share--
 assuming dilution (1)............    $  0.38     $  0.32    $   1.41   $   2.11
                                      =======     =======    ========   ========
Funds from operations (2).........    $26,092     $19,044    $ 96,792   $ 67,283
Weighted average Common Shares
 outstanding--basic...............     44,190      38,470      42,940     35,750
Weighted average Common Shares
 outstanding--assuming dilution...     47,300      40,030      46,110     36,610

--------
(1) Effective in 1997, the calculation of earnings per share was changed by Statement of Financial Accounting Standards No. 128. This Statement requires disclosure of the impact of the assumed conversion of stock options and other dilutive securities, if any.
(2) See note 4 under "Selected Consolidated Financial Data" for the definition of, and certain important information concerning, funds from operations.

                                CAPITALIZATION

  The following table sets forth the unaudited consolidated capitalization of the Company as of September 30, 1998 and as adjusted to give effect to the issuance of the Series A Preferred Stock offered hereby and the application of the estimated net proceeds therefrom to repay indebtedness under the Credit Facility. The table should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's filings under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and incorporated into the accompanying prospectus by reference and the information set forth herein under "Recent Developments--Certain 1998 Financial Information."

                                                   As of September 30, 1998
                                              ------------------------------------
                                                   Actual         As Adjusted
                                              ---------------- -------------------
                                              (unaudited, dollars in thousands)
Indebtedness:
  Credit facilities(1)....................... $        214,000 $        165,725
  Unsecured senior notes.....................          253,000          253,000
  Mortgage loans payable.....................          235,844          235,844
                                              ---------------- ----------------
Total indebtedness...........................          702,844          654,569
                                              ---------------- ----------------
Minority interest............................           76,066           76,066
                                              ---------------- ----------------
Shareholders' equity:
  Preferred Shares, $0.01 par value per
   share, 10,000,000 shares authorized, no
   shares issued or outstanding actual,
   2,000,000 shares issued and outstanding as
   adjusted..................................              --                20
  Common Shares, $0.01 par value per share,
   100,000,000 shares authorized, 44,186,816
   issued and outstanding(2).................              442              442
  Additional paid-in capital.................          663,695          711,950
  Accumulated net income in excess of
   cumulative dividends......................           99,014           99,014
                                              ---------------- ----------------
Total shareholders' equity ..................          763,151          811,426
                                              ---------------- ----------------
Total capitalization......................... $      1,542,061 $      1,542,061
                                              ================ ================

--------
(1) As of December 31, 1998, the Company had borrowings of approximately $264 million outstanding under the Credit Facility. See "Use of Proceeds."
(2) Excludes shares of common stock, par value $0.01 per share ("Common Shares"), reserved for issuance upon the exercise of options under the Company's stock option plans, Common Shares reserved for issuance under the Company's dividend reinvestment plan and Common Shares reserved for issuance upon exchange of outstanding units in the Operating Company (the "OC Units"). See "The Operating Company--Exchange Rights."

                                USE OF PROCEEDS

  The net proceeds to the Company from the offering of the Series A Preferred Stock, which are expected to be approximately $48.3 million, will be used by the Company to repay outstanding indebtedness under its Credit Facility. As of December 31, 1998, the Company had total borrowings of approximately $264 million outstanding under the Credit Facility at a weighted average interest rate of approximately 6.1% per annum. The proceeds from these borrowings were used by the Company to finance acquisitions and for other general corporate purposes.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected financial and other data have been derived from the consolidated financial statements of the Company and should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's filings under the 1934 Act and incorporated by reference in the accompanying prospectus and the information included herein under "Recent Developments--Certain 1998 Financial Information."

                                                                                       Nine Months
                                                                                          Ended
                                        Year Ended December 31,                       September 30,
                          -------------------------------------------------------  --------------------
                            1993      1994       1995        1996        1997        1997       1998
                          --------  ---------  ---------  ----------  -----------  --------  ----------
                                 (in thousands, except per share data,                 (unaudited)
                                     ratios and Other Information)
OPERATING DATA
Revenues................  $ 49,806  $  56,970  $  65,387  $  101,651  $   137,761  $ 97,811  $  149,394
Real estate expenses....    15,230     17,256     21,540      31,030       44,571    31,115      47,643
                          --------  ---------  ---------  ----------  -----------  --------  ----------
Net operating income....    34,576     39,714     43,847      70,621       93,190    66,696     101,751
Interest expense........     5,656      5,599      7,973      16,325       21,606    15,344      25,966
Depreciation expense....     6,097      7,080      7,864      13,283       17,938    12,635      20,177
General and
 administrative
 expenses...............     3,292      4,469      4,221       3,999        4,301     3,114       5,085
Provision for investment
 loss...................       --         --       2,000         --           --        --          --
Provision for litigation
 loss...................       --         --         --          --           --        --        2,400
Net gain (loss) on sales
 of investments.........       506      1,646        221      52,825       27,824    28,160      (1,073)
Minority interest.......       --         --         --          --           972       --        3,051
                          --------  ---------  ---------  ----------  -----------  --------  ----------
Net income..............  $ 20,037  $  24,212  $  22,010  $   89,839  $    76,197  $ 63,763  $   43,999
                          ========  =========  =========  ==========  ===========  ========  ==========
Weighted average number
 of Common Shares
 outstanding............    20,150     21,840     21,905      30,520       35,750    34,790      42,560
Weighted average number
 of Common Shares
 outstanding assuming
 dilution...............    20,195     21,870     21,935      30,790       36,610    35,450      45,760
Net income per Common
 Share..................  $   0.99  $    1.11  $    1.01  $     2.94  $      2.13  $   1.83  $     1.03
Net income per Common
 Share assuming
 dilution...............  $   0.99  $    1.11  $    1.00  $     2.92  $      2.11  $   1.80  $     1.03
BALANCE SHEET DATA (at
 end of period)
Investment in rental
 property, at cost......  $310,003  $ 373,676  $ 371,438  $  816,389  $ 1,346,923  $865,931  $1,598,158
Total assets............  $293,628  $ 343,853  $ 354,895  $  783,714  $ 1,341,898  $866,083  $1,563,395
Total indebtedness......  $ 45,416  $  97,169  $ 112,290  $  311,985  $   541,367  $269,710  $  702,844
Shareholders' equity....  $245,156  $ 243,436  $ 239,248  $  464,114  $   707,495  $585,702  $  763,151
Common Shares
 outstanding............    21,830     21,850     21,940      32,880       41,740    37,040      44,150
OTHER DATA
Cash provided by
 operating activities...  $ 24,121  $  31,063  $  27,068  $   47,887  $    63,818  $ 34,541  $   70,550
Cash used in investing
 activities.............  $(57,430) $ (66,740) $  (3,820) $ (132,082) $  (235,293) $(46,279) $ (229,232)
Cash provided by (used
 in) financing
 activities.............  $ 42,216  $  25,821  $ (11,077) $   68,322  $   175,507  $ 12,429  $  157,684
Interest coverage ratio
 (1)....................      5.5x       6.3x       5.0x        4.1x         4.1x      4.1x        3.7x
Fixed charge coverage
 ratio (2)..............      5.0x       5.2x       4.4x        3.7x         3.7x      3.6x        3.5x
Ratio of earnings to
 combined fixed charges
 and preferred share
 dividends (3)..........      4.4x       5.0x       4.0x        3.2x         3.0x      3.3x        2.1x
FUNDS FROM OPERATIONS
Net income..............  $ 20,037  $  24,212  $  22,010  $   89,839  $    76,197  $ 63,763  $   43,999
Depreciation of real
 estate.................     6,097      7,080      7,864      13,283       17,938    12,635      20,177
Minority interest.......       --         --         --          --           972       --        3,051
Provision for investment
 losses.................       --         --       2,000         --           --        --          --
Provision for litigation
 loss...................       --         --         --          --           --        --        2,400
Net gain (loss) on sales
 of investments.........      (506)    (1,646)      (221)    (52,825)     (27,824)  (28,160)      1,073
                          --------  ---------  ---------  ----------  -----------  --------  ----------
Funds from operations
 (4)....................  $ 25,628  $  29,646  $  31,653  $   50,297  $    67,283  $ 48,238  $   70,700
                          ========  =========  =========  ==========  ===========  ========  ==========
OTHER INFORMATION (at
 end of period)
Total number of
 completed apartment
 units..................     3,442      5,067      5,475      12,212       18,569    13,543      20,279

--------
(1) The interest coverage ratios represent net income, less net gain on sales of investments, plus the provision for investment and litigation loss, interest expense and depreciation, divided by interest expense.

(2) The fixed charge coverage ratios represent net income, less net gain on sales of investments, plus the provision for investment and litigation loss, interest expense, and depreciation, divided by the sum of interest expense and scheduled principal payments on debt.

(3) For the purposes of computing these ratios, earnings have been calculated by adding fixed charges to income before net gains (losses) on sales of investments and provisions for investment and litigation loss. Fixed charges consist of interest costs (including capitalized interest), amortization of debt expense and one-third of the rental expense, which is deemed to be the interest component of rental expense. No preferred shares were outstanding for any of the periods set forth in the table above.

(4) Management considers funds from operations ("FFO") to be an appropriate supplemental measure of the performance of an equity real estate investment trust ("REIT") because it is predicated on cash flow analyses which facilitate an understanding of the operating performances of the Company's properties without giving effect to non-cash items such as depreciation. FFO is defined by the National Association of Real Estate Investment Trusts as net income (loss) (computed in accordance with generally accepted accounting principles) excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization of real estate assets. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles, and therefore should not be considered as a substitute for net income as a measure of results of operations or for cash flow from operations as a measure of liquidity. Additionally, the application and calculation of FFO by other REITs may vary materially from that of the Company, and therefore the Company's FFO and the FFO of other REITs may not be directly comparable.

                             THE OPERATING COMPANY

  On November 18, 1997, the Company completed the acquisition (the "TCR-West Transaction") of certain properties and operations of Trammell Crow Residential located in the western United States ("TCR-West"). Substantially all of the properties acquired in the TCR-West Transaction were held through the Operating Company and Blue Ravine Investors, LLC, a Delaware limited liability company ("Blue Ravine"), both of which were formed by the Company for the purpose of acquiring properties in the TCR-West Transaction. On December 31, 1998, Blue Ravine was merged into the Operating Company, whereupon the operating company units of Blue Ravine became OC Units in the Operating Company. The Operating Company continues to hold substantially all of the properties acquired in the TCR-West Transaction.

  The Operating Company is organized as a limited liability company under the Delaware Limited Liability Company Act (the "Act") and pursuant to the terms of the Amended and Restated Limited Liability Company Agreement dated as of November 18, 1997 (the "LLC Agreement"). BRE is the sole managing member of the Operating Company and, as of December 31, 1998, held approximately 74% of the outstanding OC Units of the Operating Company. The remaining OC Units of the Operating Company are held by third parties as non-managing members. The OC Units held by holders other than the Company are exchangeable, at the option of the holders thereof, into Common Shares of the Company or, at the option of the Company, cash as described below under "--Exchange Rights."


  A summary of certain provisions of the LLC Agreement is set forth below. The summary does not purport to be complete and is qualified in its entirety by reference to applicable provisions of the Act and the complete LLC Agreement, which is included as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 which is incorporated by reference as an exhibit to the registration statement of which the accompanying prospectus is a part.

Management and Operations

  Subject to the terms of the LLC Agreement and the Act, BRE, as the sole managing member of the Operating Company, has the exclusive right and power to manage the Operating Company and the non-managing members have no authority to transact business for, or participate in the management activities or decisions of, the Operating Company.

  Under the terms of the LLC Agreement, the Operating Company is required to maintain certain debt service coverage, debt-to-asset and other financial ratios intended to protect the members' rights to receive distributions. In addition, with respect to certain tax-exempt financing for certain completed properties, the Operating Company is restricted from prepaying its debt or taking certain other specified actions which could have adverse tax consequences for the members. Further, BRE, as the managing member, is restricted from taking certain other specified actions--either absolutely or without the consent of a majority in interest of the non-managing members (or of the non-managing members affected thereby)--including, but not limited to, any actions that would make it impossible to carry out the business of the Operating Company, or that would subject a non-managing member to liability as a managing member, or that would cause the Operating Company to institute bankruptcy proceedings or confess a judgment, or that would prohibit or restrict a member from exercising its rights to exchange OC Units for Common Shares.

  Further, BRE may not, without the consent of a majority in interest of the non-managing members, (i) dispose of any of the properties held by the Operating Company in a taxable sale or exchange prior to respective dates which are specified in the LLC Agreement for each of the properties, ranging from one to ten years from November 18, 1997, or (ii) dissolve the Operating Company other than incident to a Termination Transaction (as defined in "-- Removal or Withdrawal of BRE as Managing Member; Transferability of BRE's Interests" below), even if such a disposition or dissolution would be in the best interest of the Company.

Capital and Capital Accounts

  Each member of the Operating Company has a capital account, which will be increased by the amounts of any additional capital contributions to the Operating Company made by the member and all net income and gain allocated to the member, and will be decreased by the amounts of all distributions made to the member and all net loss allocated to the member.

  If the Operating Company requires additional funds, for the acquisition or development of additional properties or for any other purpose, such funds may be raised, at the election and in the discretion of BRE, by selling additional membership interests or by incurring or assuming debt upon such terms as BRE deems appropriate. See also "--Distributions and Allocations" below regarding the obligation of BRE to make capital contributions under certain circumstances. As of December 31, 1998, BRE had outstanding loans to the Operating Company aggregating $46 million, and repayment of loans made by BRE to the Operating Company is subordinate to the payment of the Priority Distribution (as defined below) to members other than BRE.

  The Operating Company has guaranteed all borrowings outstanding from time to time under the Company's Credit Facility. See "Recent Developments--Unsecured Line of Credit," "Use of Proceeds" and "Capitalization."

Distributions and Allocations

  All of the Operating Company's Available Cash (as defined below) must be distributed quarterly: first, to members (other than BRE) until each member has received, cumulatively on a per OC Unit basis, distributions equal to the cumulative dividends declared with respect to one Common Share over the corresponding period (subject to adjustment from time to time as applicable to account for stock dividends, stock splits and similar transactions affecting the Common Shares) (the "Priority Distribution"); and second, the balance to BRE.

  If the Operating Company's Available Cash in any quarterly period is insufficient to permit distribution of the full amount of the Priority Distribution for that quarter, BRE is required to make a capital contribution to the Operating Company in an amount equal to the lesser of (i) the amount necessary to permit the full Priority Distribution or (ii) an amount equal to the sum of any capital expenditures made by the Operating Company plus the sum of any payments made by the Operating Company on account of any loans to or investments in, or any guarantees of the obligations of, BRE or its affiliates for that quarterly period.

  Upon dissolution of the Operating Company, all net liquidation proceeds of the Operating Company (after payment of or reservation for all liabilities and claims) will be distributed in accordance with the positive balances in the members' capital accounts, after adjusting the capital accounts for all net income or net loss allocable to the members through the date of dissolution.

  "Available Cash" means (a) the sum of (1) the Operating Company's net income or loss, (2) depreciation and all other non-cash charges to the extent deducted in determining the net income or loss, (3) any reduction in the reserves, (4) the excess, if any, of the net cash proceeds from the sale, exchange, disposition, financing or refinancing of property over the gain (or loss) recognized, and (5) all other cash received or any net amounts borrowed and not included in net income or net loss, less (b) the sum of (1) all principal debt payments, (2) capital expenditures, (3) investments in any entity (including loans), (4) all other expenditures and payments not deducted in determining net income or loss, (5) any amount included in determining net income or loss that was not actually received, and (6) any increase of reserves.

Exchange Rights

  The OC Units are exchangeable for Common Shares at a rate of one Common Share for each OC Unit exchanged (with the exchange ratio subject to adjustment in the event of stock splits, stock dividends, issuance of certain rights, certain extraordinary distributions and similar events affecting the Common Shares) or, at BRE's election, cash in an amount equal to the market value at the time of the exchange of the Common Shares issuable upon such exchange. Whether to issue Common Shares or cash in exchange for OC Units is an election made by BRE in its sole discretion, subject only to such restrictions as may be imposed by its articles of incorporation, applicable law, or other instruments.

Registration Rights

  BRE has an effective registration statement covering the resale of the 3,713,331 Common Shares issued in the TCR-West Transaction and an effective registration statement covering the resale of the Common Shares which may be issued in connection with the TCR-West Transaction upon the exchange of OC Units. As of December 31, 1998, 2,870,683 OC Units were issued and outstanding and up to an additional 500,395 OC Units may be issued upon the achievement of certain performance, employment or other conditions relating to the properties and operations acquired in the TCR-West Transaction. As described above, each OC Unit is currently exchangeable for one Common Share. BRE has agreed to use reasonable efforts to keep such registration statements continuously effective, so long as BRE remains eligible to use Form S-3 under the Securities Act of 1933, as amended, (i) until November 18, 1999, with respect to the 3,713,331 Common Shares, and (ii) until the earlier of November 18, 2007 or the date upon which less than 10% of the OC Units issued pursuant to the TCR-West Transaction are outstanding, with respect to the Common Shares issued in exchange for such OC Units. If BRE becomes ineligible to use Form S-3 before its registration obligations otherwise terminate, the holders of such OC Units and the 3,713,331 Common Shares will have certain demand and "piggy-back" registration rights.

Removal or Withdrawal of BRE as Managing Member; Transferability of BRE's Interests

  BRE may not be removed as the managing member by the non-managing members, with or without cause, other than with its consent. BRE may not voluntarily withdraw from the Operating Company or transfer all or any portion of its interest in the Operating Company without the consent of all of the non-managing members, except in certain limited circumstances, such as a sale of all or substantially all of BRE's assets, or any merger, consolidation or other combination by BRE with or into another person, or any reclassification, recapitalization or change of BRE's outstanding equity interests (a "Termination Transaction").

  BRE may engage in a Termination Transaction if all holders of OC Units either will receive, or will have the right to elect to receive, for each OC Unit an amount of cash, securities or other property equal to the amount that would have been paid to the holder if, immediately prior to consummation of the Termination Transaction, the OC Unit had been exchanged for Common Shares (see "--Exchange Rights" above). In addition, if in connection with a Termination Transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding Common Shares, the LLC Agreement further provides that each holder of OC Units will receive, or will have the right to elect to receive, the greatest amount of cash, securities or other property which such holder would have received had it exercised its right to exchange OC Units for Common Shares immediately prior to the expiration of such purchase, tender or exchange offer and had thereupon accepted such purchase, tender or exchange offer.

Term; Dissolution

  The term of the Operating Company will continue until September 25, 2012 unless extended by unanimous agreement of the members or earlier terminated pursuant to the terms of the LLC Agreement.

  The Operating Company will be dissolved and its affairs wound up upon the earliest of: (i) the expiration of its term; (ii) the termination of BRE as managing member due to its withdrawal, dissolution or bankruptcy unless, within 90 days, a majority in interest of the remaining members elect to continue the business and appoint a substitute managing member; (iii) after September 30, 2012, an election to dissolve the Operating Company made by the managing member; (iv) entry of a decree of judicial dissolution of the Operating Company pursuant to the provisions of the Act; (v) after September 30, 2012, the sale of all or substantially all of the Operating Company's assets and properties for cash or marketable securities; (vi) the incapacity of the managing member unless a majority in interest of the remaining members elect to continue the business and appoint a substitute managing member; or
(vii) the exchange for Common Shares of all of the OC Units other than those held by BRE. Any proceeds from the dissolution or liquidation of the Operating Company shall be applied in the following order of priority: (a) to pay (or make provision for the payment of) the debts of the Operating Company; (b) to satisfy the Operating Company's debts and liabilities to the managing member;
(c) to satisfy the Operating Company's debts and liabilities to the non-managing members; and then (d) to the members of the Operating Company, including any non-management members holding OC Units, in accordance with their respective positive capital account balances, after giving effect to all contributions, distributions and allocations for all periods.

                  DESCRIPTION OF THE SERIES A PREFERRED STOCK

  This description of certain terms of the % Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred Stock") offered hereby supplements, and to the extent inconsistent therewith replaces, the description of certain general terms and provisions of the Company's preferred stock, par value $0.01 per share (the " Preferred Shares"), set forth in the accompanying prospectus. As used under this caption "Description of the Series A Preferred Stock," all references to the "Company" mean BRE Properties, Inc. excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries.

  The following summary of certain terms of the Series A Preferred Stock does not purport to be complete and is subject to and qualified in its entirety by reference to all of the provisions of the Amended and Restated Articles of Incorporation of the Company (the "Articles"), the bylaws of the Company (the "Bylaws") and the form of articles supplementary ("Articles Supplementary") relating to the Series A Preferred Stock, all of which have been or will be filed as exhibits to or incorporated by reference in the Registration Statement (as defined in the accompanying prospectus), and copies of which may be obtained as described under "Available Information" in the accompanying prospectus.

  Prospective investors should carefully review the information set forth below under "--Restrictions on Ownership and Transfer" and in the accompanying prospectus under "Restrictions on Transfers of Capital Stock; Redemption" for important information concerning restrictions on ownership and transfer applicable to the Series A Preferred Stock.

General

  The Articles authorize the Company to issue up to 110,000,000 shares of its capital stock, consisting of (i) up to 100,000,000 Common Shares and (ii) up to 10,000,000 Preferred Shares in one or more series. The Articles grant the Company's board of directors the power, without further shareholder authorization, to authorize from time to time the issuance of Preferred Shares in one or more series and to determine the number of shares to be included in the series and the terms, rights, restrictions and qualifications of the shares of the series, including any preference, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption. As of the date of this prospectus supplement, no Preferred Shares were outstanding.

  The Company has authorized the issuance of a series of Preferred Shares, consisting of 2,000,000 shares, designated as the % Series A Cumulative Redeemable Preferred Stock.

  Application will be made to list the Series A Preferred Stock on the New York Stock Exchange. See "Underwriters."

  The Series A Preferred Stock does not contain any provisions affording holders of the Series A Preferred Stock protection in the event of a highly leveraged or other transaction that might adversely affect holders of the Series A Preferred Stock, except to the limited extent described below under "--Voting Rights."

  The transfer agent, registrar and paying agent for the Series A Preferred Stock will be ChaseMellon Shareholder Services LLP. The Articles Supplementary will provide that the Company will at all times maintain an office or agency in the Borough of Manhattan, The City of New York, where shares of Series A Preferred Stock may be surrendered for payment (including upon redemption, if any), registration of transfer or exchange.

  The certificates evidencing the Series A Preferred Stock will initially be issued in the form of temporary certificates. Holders of temporary certificates will be entitled to exchange them for definitive certificates as soon as such definitive certificates are available (which the Company anticipates will be within 150 days after the original issuance of the Series A Preferred Stock).

Ranking

  The Series A Preferred Stock will rank, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company (i) senior to the Common Shares and senior to all other capital stock of the Company other than capital stock referred to in clauses (ii) and (iii) of this sentence; (ii) on a parity with all capital stock of the Company the terms of which specifically provide that such capital stock ranks on a parity with the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company; and (iii) junior to all capital stock of the Company the terms of which specifically provide that such capital stock ranks senior to the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company. The term "capital stock" does not include convertible debt securities. The description of the ranking of the Series A Preferred Stock set forth in this paragraph supersedes and replaces, insofar as concerns the Series A Preferred Stock, the discussion set forth in the accompanying prospectus under "Description of Preferred Shares--Rank" in its entirety.

  The board of directors of the Company may from time to time, without shareholder approval, authorize the issuance of one or more series of Preferred Shares ranking on a parity with the Series A Preferred Stock. See "--General" above and "--Voting Rights" below. In addition, with the affirmative vote or consent of the holders of at least two-thirds of the shares of Series A Preferred Stock outstanding at the time as described below under "--Voting Rights," the Company may issue capital stock which ranks senior to the Series A Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company, and the rights of holders of Series A Preferred Stock to receive dividends and amounts due upon liquidation, dissolution or winding up of the Company shall be subject to the preferential rights of any such senior capital stock; however, no such senior capital stock is currently outstanding. In addition, because a significant portion of the operations of the Company is conducted through its subsidiaries, including the Operating Company, the cash flow of the Company and the consequent ability to pay dividends on the Series A Preferred Stock will be partially dependent upon the results of operations of and distributions from such subsidiaries. See "Risk Factors--Ranking of Securities" in the accompanying prospectus.

Dividend and Redemption Restrictions Under Debt Instruments

  The Company and its subsidiaries are and may in the future become parties to agreements and instruments which restrict or prevent the payment of dividends on, or the purchase or redemption of, Common Shares, Series A Preferred Stock and any other outstanding capital stock of the Company, including indirect restrictions (through, for example, covenants requiring the maintenance of specified levels of net worth) and direct restrictions. In particular, the Company's Credit Facility provides that aggregate distributions made by the Company to holders of equity interests in the Company or its consolidated subsidiaries (including for these purposes dividends and distributions on Common Shares, OC Units and the Series A Preferred Stock) during any calendar year may not exceed the greater of (i) 95% of funds from operations (as defined in the Credit Facility) for such period or (ii) an amount, not in excess of 100% of funds from operations for such period, as may be required to be distributed in order for the Company to maintain its REIT status for federal income tax purposes, subject to certain limited exceptions. In addition, the terms of the Credit Facility provide that no distributions to holders of equity interests may be made during the continuance of a monetary default under the Credit Facility, and also provide for limitations on distributions made during the continuance of an event of default other than a monetary default.

  In the event of a deterioration in the financial condition or results of operations of the Company or its subsidiaries, the terms of the Credit Facility or other instruments or agreements to which the Company or its subsidiaries are or may in the future become parties could limit or prohibit the payment of dividends on shares of Series A Preferred Stock, Common Shares and any other outstanding capital stock of the Company. In addition, the terms of the Series A Preferred Stock prohibit the Company from paying dividends on its Common Shares if dividends on the Series A Preferred Stock are not paid in full. See "Description of Preferred Shares--Dividends" in the accompanying prospectus. As a result, any failure of the Company to pay dividends as required by the Internal Revenue Code of 1986, as amended (the "Code"), whether as a result of restrictive covenants in its debt instruments, by virtue of the foregoing terms of the Series A Preferred Stock or otherwise, would result in the loss of its status as a REIT under the Code, which would likely have a material adverse effect on the Company. See "Risk Factors--Tax Risks" in the accompanying prospectus.

Dividends

  Subject to the preferential rights of holders of any other capital stock of the Company ranking prior to the Series A Preferred Stock as to dividends, holders of the Series A Preferred Stock shall be entitled to receive, when, as and if declared by the board of directors of the Company, out of funds of the Company legally available for the payment of dividends, cumulative cash dividends at the rate of % of the $25.00 per share liquidation preference per
annum (equivalent to an annual rate of $     per share). Dividends shall
accrue and be cumulative from the Original Issue Date, which will be defined in the Articles Supplementary as the first date on which any shares of Series A Preferred Stock are originally issued and which is expected to be January , 1999. Dividends on the Series A Preferred Stock shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each a "Dividend Payment Date") or, if such day is not a Business Day (as defined in the Articles Supplementary), the next succeeding Business Day. The first dividend, which will be payable on March 31, 1999 (or, if such day is not a Business Day, on the next succeeding Business Day), will be for less than a full quarterly dividend period. Dividends payable on the Series A Preferred Stock, including dividends payable for partial dividend periods, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock transfer books of the Company at the close of business on the applicable record date, which shall be the 15th day of the calendar month in which the applicable Dividend Payment Date falls or such other date designated by the board of directors of the Company that is not more than 30 nor less than ten days prior to such Dividend Payment Date (each, a "Dividend Record Date").

  If any Dividend Payment Date or redemption date for the Series A Preferred Stock falls on a day which is not a Business Day, the payment which would otherwise be due on such Dividend Payment Date or redemption date, as the case may be, may be made on the next succeeding Business Day with the same force and effect as if made on such Dividend Payment Date or redemption date, as the case may be, and no interest or additional dividends or other sum shall accrue on the amount so payable for the period from and after such Dividend Payment Date or redemption date, as the case may be, to such next succeeding Business Day.

  The Company is and may in the future become a party to instruments and agreements which could restrict or prevent the payment of dividends on the Series A Preferred Stock. See "--Dividend and Redemption Restrictions Under Debt Instruments" above. In that regard, no dividends on any shares of Series A Preferred Stock shall be declared by the board of directors of the Company or paid or set apart for payment by the Company at such time as any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration, payment or setting apart for payment shall be restricted or prohibited by applicable law.

  Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue regardless of whether or not the Company has earnings, regardless of whether or not there are funds legally available for the payment of such dividends, and regardless of whether or not such dividends are declared. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears, and holders of the Series A Preferred Stock will not be entitled to any dividends, whether payable in cash, securities or other property, in excess of the full cumulative dividends described above. Any dividend payment made on shares of the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares.

  If for any taxable year the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes and series of the Company's capital stock (the "Total

Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series A Preferred Stock shall be an amount equal to the total Capital Gains Amount multiplied by a fraction the numerator of which is the total dividends (within the meaning of the Code) paid or made available to the holders of Series A Preferred Stock for that year and the denominator of which is the Total Dividends for that year. See "Federal Income Tax Considerations" below and "Federal Income Tax Considerations" in the accompanying prospectus.

Liquidation Preference

  Upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, then, before any distribution or payment shall be made to the holders of any Common Shares or any other class or series of capital stock of the Company ranking junior to the Series A Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up of the Company, but subject to the preferential rights of the holders of any capital stock of the Company ranking prior to the Series A Preferred Stock then outstanding with respect to such distribution of assets, the holders of shares of Series A Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders liquidating distributions in cash or property at its fair market value as determined by the Company's board of directors in the amount of a liquidation preference of $25.00 per share, plus an amount equal to all accrued and unpaid dividends to the date of payment. After payment of the full amount of the liquidating distributions (including accrued and unpaid dividends) to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Company. For further information regarding matters affecting the holders of Series A Preferred Stock upon the liquidation, dissolution or winding up of the Company, see "Description of Preferred Shares--Liquidation Preference" in the accompanying prospectus.

Optional Redemption

  The Series A Preferred Stock is not redeemable prior to January , 2004, except that the Company will be entitled, pursuant to certain provisions in its Articles, to redeem shares of Series A Preferred Stock in order to preserve the Company's status as a REIT for federal income tax purposes. See "--Restrictions on Ownership and Transfer" below. The Series A Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption.

  On and after January , 2004, the Company may, at its option upon not less than 30 nor more than 60 days' prior written notice to the holders of the Series A Preferred Stock, redeem the Series A Preferred Stock, in whole or from time to time in part, for a cash redemption price equal to $25.00 per share plus (except as provided below) accrued and unpaid dividends to the date fixed for redemption. The redemption price of the Series A Preferred Stock (other than the portion thereof consisting of accrued and unpaid dividends) shall be payable solely out of the sale proceeds of other capital stock of the Company and not from any other source. For purposes of the preceding sentence, the term "capital stock" means any equity securities (including Common Shares and Preferred Shares), shares, interests, participations or other ownership interests (however designated), depositary shares representing interests in any of the foregoing, and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. If fewer than all the outstanding shares of Series A Preferred Stock are to be redeemed, the number of shares to be redeemed will be determined by the Company and the shares to be so redeemed will be selected pro rata (as nearly as may be practicable without creating fractional shares) from the holders of record of such shares in proportion to the number of such shares held or by lot or by any other equitable method determined by the Company that will not give the Company the right to redeem shares of Series A Preferred Stock pursuant to the provisions of its Articles allowing the redemption of its capital stock to preserve the status of the Company as a REIT for federal income tax purposes. See "--Restrictions on Ownership and Transfer" below. If the shares of Series A Preferred Stock evidenced by a stock certificate are to be redeemed in part only, one or more new certificates will be issued for the shares not so redeemed.

  If notice of redemption has been given and if funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of the shares of Series A Preferred Stock called for redemption, then from and after the date fixed for redemption dividends will cease to accrue on the shares of Series A Preferred Stock so called for redemption, such shares of Series A Preferred Stock will no longer be deemed outstanding, and all rights of the holders of such shares of Series A Preferred Stock will terminate, except the right to receive the redemption price together with, if applicable, accrued and unpaid dividends thereon.

  Notice of redemption will be given by publication in a newspaper of general circulation in The City of New York, such publication to be made at least once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. Notice of redemption also will be mailed, first class postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, to each holder of record of shares of Series A Preferred Stock to be redeemed at the address shown on the stock transfer books of the Company. Any notice which has been mailed in the manner provided in the preceding sentence shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. No failure to mail or defect in such mailed notice shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series A Preferred Stock to be redeemed; (iv) the place or places (which shall include a place in the Borough of Manhattan, The City of New York) where the certificates evidencing the Series A Preferred Stock are to be surrendered for payment of the redemption price; and (v) that dividends on the shares of the Series A Preferred Stock to be redeemed will cease to accrue on such redemption date. If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the notice mailed to a holder shall also specify the number of shares of Series A Preferred Stock to be redeemed from such holder.

  The holders of record of shares of Series A Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable on the corresponding Dividend Payment Date notwithstanding the redemption of such shares of Series A Preferred Stock after such Dividend Record Date and on or prior to the corresponding Dividend Payment Date or the Company's default in the payment of the dividend due on such Dividend Payment Date, in which case the redemption price for such shares of Series A Preferred Stock will not include such dividend (which shall instead be paid on the applicable Dividend Payment Date to the holders of record on such Dividend Record Date as aforesaid). Except as provided above and as described below under "--Restrictions on Ownership and Transfer," the Company will make no payment or allowance for unpaid dividends, regardless of whether or not in arrears, on shares of Series A Preferred Stock called for redemption.

Voting Rights

  Holders of the Series A Preferred Stock will not have any voting rights, except as described below and as otherwise required by law from time to time. In that regard, the description of voting rights set forth below supersedes and replaces, insofar as concerns the Series A Preferred Stock, the discussion set forth in the accompanying prospectus under "Description of Preferred Shares--Voting Rights" in its entirety.

  Whenever dividends on any shares of Series A Preferred Stock shall be in arrears for six or more quarterly periods (whether or not consecutive), the number of directors then constituting the board of directors of the Company shall be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of capital stock of the Company upon which like voting rights have been conferred and are exercisable and with which the Series A Preferred Stock is entitled to vote as a class with respect to the election of such two directors) and the holders of the shares of Series A Preferred Stock (voting separately as a class with all other classes or series of capital stock of the Company upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock in the election of such two directors) will be entitled to vote for the election of such two directors of the Company at a special meeting called by an officer of the Company at the request of the holders of record of at least 10% of the outstanding shares of Series A Preferred Stock or by the holders of any other class or series of capital stock of the Company upon which like voting rights have been conferred and are exercisable and which is entitled to vote as a class with the Series A Preferred Stock in the election of such two directors (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, in which case the vote for such two directors shall be held at the earlier of the next such annual or special meeting of shareholders), and at each subsequent annual meeting until all dividends accumulated on such shares of Series A Preferred Stock for all past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment, whereupon the right of the holders of the Series A Preferred Stock to elect such two directors shall cease and (unless there are one or more other classes or series of capital stock of the Company upon which like voting rights have been conferred and are exercisable) the term of office of such directors shall automatically terminate, such directors will no longer be qualified to serve and the authorized number of directors of the Company shall thereupon return to the number of authorized directors otherwise in effect. As described in the accompanying prospectus under "Description of Common Shares-- Certain Provisions of the Articles of Incorporation and Bylaws," the Company's board of directors is classified into three classes serving staggered three-year terms. Under the Articles, any additional directors elected by the holders of the Series A Preferred Stock will be apportioned by the directors then in office among the classes so as to maintain the number of directors in each class as nearly equal as possible.

  So long as any shares of Series A Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of Series A Preferred Stock outstanding at the time, given in person or by proxy (with the Series A Preferred Stock voting separately as a class), (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of capital stock of the Company ranking prior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into, exchangeable or exercisable for, or evidencing the right to purchase, any such shares, (ii) amend, alter or repeal any provisions of the Company's Articles (including the Articles Supplementary for the Series A Preferred Stock) so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock or the holders thereof, or (iii) enter into any share exchange that affects shares of Series A Preferred Stock, or consolidate with or merge into any other entity, or permit any other entity to consolidate with or merge into the Company, unless in each such case described in this clause (iii) each share of Series A Preferred Stock remains outstanding without a material adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving or resulting entity having preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption identical to those of the Series A Preferred Stock; provided, that any amendment to the Articles of the Company to authorize any increase in the amount of the authorized Preferred Shares or Common Shares or the creation or issuance of any other class or series of Preferred Shares or any increase in the amount of authorized or outstanding shares of the Series A Preferred Stock or any other class or series of Preferred Shares, in each case ranking on a parity with or junior to the Series A Preferred Stock with respect to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

  On any matter on which the Series A Preferred Stock is entitled to vote (as expressly provided in the Articles or the Articles Supplementary or as may be required by law), including any action by written consent, each share of Series A Preferred Stock will be entitled to one vote, except that when shares of any other class or series of Preferred Shares have the right to vote with the Series A Preferred Stock as a single class on any matter, the Series A Preferred Stock and the shares of each such other class or series will have one vote for each $25.00 of liquidation preference.

Conversion

  The Series A Preferred Stock will not be exchangeable for or convertible into any other property or securities of the Company.

Restrictions on Ownership and Transfer

  As described in the accompanying prospectus under "Restrictions on Transfer of Capital Stock; Redemption," the Articles and Bylaws of the Company contain certain provisions intended to help preserve the Company's status as a REIT for federal income tax purposes and the Series A Preferred Stock will be subject to such provisions.

  Among other things, the Articles provide that, if the board of directors shall determine, in good faith, that the direct or indirect ownership of any stock of the Company has or may become concentrated to an extent that would prevent the Company from qualifying as a REIT, the board of directors is authorized to prevent the transfer of stock or to call for redemption (by lot or by other means affecting one or more shareholders selected in the sole discretion of the board of directors) of a number of shares of stock sufficient, in the opinion of the board of directors, to maintain or bring the direct or indirect ownership of capital stock of the Company into conformity with the REIT provisions of the Code. The Articles Supplementary will provide that the redemption price for any shares of Series A Preferred Stock so redeemed shall be $25.00 per share plus (except as provided below) accrued and unpaid dividends to the date fixed for redemption. Notice of any such redemption shall be mailed, first class postage prepaid, not less than 30 days nor more than 60 days prior to the redemption date to each holder of record of shares of Series A Preferred Stock to be redeemed at the address shown on the stock transfer books of the Company; provided that if the Company shall have received an opinion of nationally recognized independent tax counsel experienced in such matters to the effect that such redemption must be made on a date which is earlier than 30 days after the date of such mailing in order to preserve the status of the Company as a REIT for federal income tax purposes, then the Company may give such shorter notice as is set forth in such opinion. Any notice which has been mailed in the manner provided in the preceding sentence shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. However, the holders of record of shares of Series A Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable on the corresponding Dividend Payment Date notwithstanding any such redemption of such shares of Series A Preferred Stock after such Dividend Record Date and on or prior to the corresponding Dividend Payment Date or the Company's default in the payment of the dividend due on such Dividend Payment Date, in which case the redemption price for any shares of Series A Preferred Stock so redeemed will not include such dividend (which shall instead be paid on the applicable Dividend Payment Date to the holders of record on such Dividend Record Date as aforesaid).

  If notice of redemption has been given and if funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of the shares of Series A Preferred Stock called for redemption, then from and after the date fixed for redemption dividends will cease to accrue on the shares of Series A Preferred Stock so called for redemption, such shares of Series A Preferred Stock will no longer be deemed outstanding, and all rights of the holders of such shares of Series A Preferred Stock will terminate, except the right to receive the redemption price together with, if applicable, accrued and unpaid dividends thereon.

                       FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion summarizes certain federal income tax considerations relating to the acquisition, ownership and disposition of the Series A Preferred Stock. The following description is for general information only, is not exhaustive of all possible tax considerations, and is not intended to be and should not be construed as tax advice. For example, this summary does not give a detailed discussion of any state, local or foreign tax consequences. It does not discuss all aspects of federal income taxation that might be relevant to a specific shareholder in light of its particular investment or tax circumstances. The description does not purport to deal with aspects of taxation that may be relevant to shareholders subject to special treatment under the federal income tax laws. This discussion does not address the taxation of the Company, the impact on the Company of its election to be taxed as a REIT or the federal income tax considerations relevant to holders of Common Shares. Such matters are addressed in the accompanying prospectus under the caption "Federal Income Tax Considerations."

  The information in this section is based on the Code, current, temporary and proposed Treasury Regulations thereunder, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling), and court decisions, all as of the date hereof. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change.

  As used in this section, the term the "Company" refers solely to BRE Properties, Inc., excluding its subsidiaries.

  EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO IT OF THE ACQUISITION, OWNERSHIP AND SALE OF SERIES A PREFERRED STOCK IN LIGHT OF ITS SPECIFIC TAX AND INVESTMENT SITUATION AND THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS APPLICABLE TO IT.

Taxation of Holders of Series A Preferred Stock

  Dividends and Other Distributions; Backup Withholding. For a discussion of the taxation of the Company, the treatment of dividends and other distributions with respect to shares of the Company, and the backup withholding rules, see the discussions in the accompanying prospectus under the captions "Federal Income Tax Considerations--Taxation of the Company" and "--Taxation of Taxable Domestic Shareholders." In determining the extent to which a distribution on the Series A Preferred Stock constitutes a dividend for tax purposes, the earnings and profits of the Company will be allocated first to distributions with respect to the Series A Preferred Stock and second to distributions with respect to the Common Shares.

  Redemption of Series A Preferred Stock For Cash. The treatment accorded to any redemption by the Company of Series A Preferred Stock for cash can only be determined on the basis of particular facts as to each holder of Series A Preferred Stock ("Preferred Holder") at the time of redemption. In general, a Preferred Holder will recognize capital gain or loss measured by the difference between the amount received by the Preferred Holder upon the redemption (except for any amount received which is attributable to declared dividends not previously included in income, which will be taxable as dividend income to the extent of current or accumulated earnings and profits, if any) and such holder's adjusted tax basis in the Series A Preferred Stock redeemed (provided the Series A Preferred Stock are held as a capital asset) if such redemption (i) results in a "complete termination" of the Preferred Holder's interest in all classes of stock of the Company under Section 302(b)(3) of the Code or (ii) is "not essentially equivalent to a dividend" with respect to the Preferred Holder within the meaning of Section 302(b)(1) of the Code. In general, a redemption is "not essentially equivalent to a dividend" to a particular shareholder if the redemption results in a "meaningful reduction" of the shareholder's proportionate interest in the company. The determination of whether a redemption is "not essentially equivalent to dividend" depends on the facts and circumstances of each case. In applying the Section 302(b)(3) and Section 302(b)(1) tests, there must be taken into account not only any Series A Preferred Stock owned by the Preferred Holder, but also such Preferred Holder's ownership of Common Shares and any options (including share purchase rights) to acquire any of the foregoing. The Preferred Holder also must take into account any such securities (including options) which are considered to be owned by such Preferred Holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code. If a particular

Preferred Holder owns (actually or constructively) no Common Shares or Series A Preferred Stock or an insubstantial percentage of the outstanding Common Shares or Series A Preferred Stock, a redemption of a portion of the Preferred Holder's Series A Preferred Stock is likely to qualify for sale or exchange treatment because the redemption would not be "essentially equivalent to a dividend." However, whether a distribution is "not essentially equivalent to a dividend" depends on all of the facts and circumstances and a Preferred Holder intending to rely on either of the Section 302(b)(3) or the Section 302(b)(1) tests at the time of redemption should consult its own tax adviser to determine their application to its particular situation.

  If the redemption does not meet any of the tests under Section 302 of the Code, then proceeds received from the redemption of Series A Preferred Stock will be treated as a dividend on the Series A Preferred Stock as described under "Federal Income Tax Considerations--Taxation of Taxable Domestic Shareholders" in the accompanying prospectus. If the redemption proceeds are taxed as a dividend, the Preferred Holder's adjusted tax basis in the Series A Preferred Stock redeemed will be transferred to any other shareholdings of the Preferred Holder in the Company. If the Preferred Holder owns no other shares of capital stock in the Company, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

  Special Consideration for Non-U.S. Shareholders. There are several special considerations for prospective purchasers of Series A Preferred Stock who are Non-U.S. Shareholders (as defined in the accompanying prospectus) for U.S. federal tax purposes. For a description of these special considerations, see "Federal Income Tax Considerations--Taxation of Foreign Shareholders" in the accompanying prospectus.

Changes to Capital Gain Taxation

  The Internal Revenue Service Restructuring and Reform Act of 1998, which was signed into law on July 22, 1998, reduced the required holding period for the application of the 20% and 25% capital gain tax rates from more than 18 months to more than 12 months for sales of capital gain assets on or after January 1, 1998. It is expected that the IRS will issue clarifying guidance (most likely applying the same principles set forth in IRS Notice 97-64) regarding the application of the new holding period requirement to capital gain dividend designations by REITs.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below, for whom Morgan Stanley & Co. Incorporated, A.G. Edwards & Sons, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Series A Preferred Stock set forth opposite the names of such Underwriters below:

                                                                       Number of
             Name                                                       Shares
             ----                                                      ---------
       Morgan Stanley & Co. Incorporated..............................
       A.G. Edwards & Sons, Inc.......................................
       Merrill Lynch, Pierce, Fenner & Smith
            Incorporated..............................................
       Salomon Smith Barney Inc.......................................
                                                                       ---------
         Total........................................................ 2,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Series A Preferred Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Series A Preferred Stock offered hereby if any such shares are taken.

  The Underwriters initially propose to offer part of the shares of Series A Preferred Stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at
a price that represents a concession not in excess of $     a share under the
public offering price. Any Underwriter may allow, and such dealers may
reallow, a concession not in excess of $     a share to other Underwriters or
to certain dealers. After the initial offering of the shares of Series A Preferred Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Company will apply to list the Series A Preferred Stock on the New York Stock Exchange (the "NYSE"). If listing is approved, trading of the Series A Preferred Stock on the NYSE is expected to commence within 30 days after initial delivery of the Series A Preferred Stock. The Underwriters have advised the Company that they intend to make a market in the Series A Preferred Stock prior to the commencement of trading on the NYSE. The Underwriters will have no obligation to make a market in the Series A Preferred Stock, however, and may cease market-making activities, if commenced, at any time.

  The Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 30 days after the date of this prospectus supplement, directly or indirectly, (i) offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, any shares of Series A Preferred Stock (other than the shares to be sold to the Underwriters) or other Preferred Shares, any shares of any other class or series of capital stock of the Company which is substantially similar to the Series A Preferred Stock or any depositary shares or depositary receipts representing or evidencing any of the foregoing, or any securities convertible into or exercisable or exchangeable for Series A Preferred Stock or other Preferred Shares, or any such substantially similar capital stock or depositary shares or depositary receipts, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Series A Preferred Stock or other Preferred Shares, any shares of any other class or series of capital stock of the Company which is substantially similar to the Series A Preferred Stock or any depositary shares or depositary receipts representing or evidencing any of the foregoing, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Series A Preferred Stock, other securities, in cash or otherwise.

  In order to facilitate the offering of the Series A Preferred Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series A Preferred Stock. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Series A Preferred Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Series A Preferred Stock, the Underwriters may bid for, and purchase, shares of Series A Preferred Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Series A Preferred Stock in the offering, if the syndicate repurchases previously distributed Series A Preferred Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series A Preferred Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                    EXPERTS

  The consolidated financial statements and related financial schedule of BRE Properties, Inc. appearing in BRE Properties, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference in the accompanying prospectus. Such consolidated financial statements and schedule referred to above are incorporated therein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  The legality of the Series A Preferred Stock offered hereby and certain tax matters will be passed upon for the Company by Paul, Hastings, Janofsky & Walker llp, San Francisco, California. Brown & Wood llp, San Francisco, California will act as counsel to the Underwriters. Paul, Hastings, Janofsky & Walker llp and Brown & Wood llp will rely, as to all matters of Maryland law, on Piper & Marbury L.L.P., Baltimore, Maryland, special Maryland counsel to the Company.